SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #5

                   Under the Securities Exchange Act of 1934




                      IMMULOGIC PHARMACEUTICAL CORPORATION
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45252R 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                       Harry R. Benz
General Counsel                                Hoechst Corporation
Hoechst Marion Roussel, Inc.                   Route 202-206
9300 Ward Parkway                              P.O. Box 2500
Kansas City, Missouri 64114                    Somerville, NJ 08876-1258
(816) 966-4000                                 (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 March 7, 1996
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

                                  Page 1 of 6

                           There is no Exhibit Index

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its          Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,250,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,250,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,250,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     6.29%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           1,250,000*#
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      1,250,000*#
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        1,250,000*#
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     6.29%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

# Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of ImmuLogic Pharmaceutical Corporation (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI", formerly Marion Merrell Dow Inc. ("MMD")), and Hoechst Corporation, a Delaware corporation ("Parent"), is filed to reflect changes in HMRI's business relationship with the Issuer and in HMRI's intention with respect to its beneficial ownership of securities of the Issuer.

     This Statement on Schedule 13D is hereby amended as follows:

ITEM 4.   PURPOSE OF TRANSACTION
-------   ----------------------

     Item 4 is hereby amended by adding the following paragraph at the end thereof:

     Notwithstanding the foregoing, after March 7, 1996, HMRI no longer holds the Shares or the Option for investment purposes and, accordingly, has decided to sell some or all of the Shares from time to time in the open market, as and when it appears favorable to HMRI to do so. The timing and volume of any sales of the Shares will depend on the market price for the Common Stock and other market conditions at any particular time, as well as HMRI's evaluation of the Issuer's business, prospects, and financial condition, other opportunities available to HMRI, prospects for HMRI's own business, general economic conditions, money and stock market conditions, and other factors and developments.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
-------   --------------------------------------------------------------
          RESPECT TO SECURITIES OF THE ISSUER.
          ------------------------------------

     Item 6 is hereby amended by adding the following paragraph at the end thereof:

     Notwithstanding the foregoing, pursuant to its terms the Collaboration Agreement has been terminated, effective September 7, 1996.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: March 11, 1996                    By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  March 11, 1996                   By:  /s/ David A. Jenkins
                                             David A. Jenkins
                                             Vice president, General
                                             Counsel and Secretary